United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: The Home Depot Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	The Home Depot Inc. Shareholders
RE:	Item No. 7 (“Political Contributions Congruency Analysis”)
DATE:	April 13, 2023

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

Tara Health Foundation urges shareholders to vote YES on Item No. 7 on the 2023 proxy ballot of The Home Depot Inc. (“Home Depot” or “the Company”). The Resolved clause states:

Resolved: Shareholders request that The Home Depot publish, at least annually, a report, at reasonable expense, analyzing the congruence of political and electioneering expenditures during the preceding year against publicly stated company values and policies and disclosing or summarizing any actions taken regarding pausing or terminating support for organizations or politicians, and the types of incongruent policy advocacy triggering those decisions.

About Tara Health Foundation

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

We are long-term shareholders in The Home Depot, in no small part because of the company’s numerous corporate responsibility initiatives. We have filed our shareholder proposal because it is apparent that Home Depot’s political spending patterns are undermining the good work and the high aspirations of these corporate responsibility initiatives.

The Home Depot’s Political Contributions and the Incongruency Problem

Home Depot’s political expenditures appear to be misaligned with the Company’s values and interests. The annual review we propose would institutionalize greater transparency and accountability in Home Depot’s political spending process.

The proposal cites multiple examples that support the case for the annual report requested in the Resolved clause.

1. Climate change. Our proposal states:

The Home Depot has committed to achieving a 50% reduction in carbon emissions by 2035, yet is a member of the U.S. Chamber of Commerce, which has long and consistently lobbied to constrain US climate regulations.

Home Depot has set a science-based target of reducing carbon emissions by 50% by 2035, and toward that end, has decreased its U.S. store energy use ahead of its initial goals. Yet Home Depot is a member of the U.S. Chamber of Commerce. Notably, Home Depot does not restrict its trade associations from using its membership fees to make political donations, so it is difficult to know the full extent to which Home Depot is indirectly subsidizing opposition to climate progress.

As reported by the Change the Chamber Coalition, the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. Actions in 2021 included: issuing statements and amicus briefs in support of fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to call for drilling on federal lands, and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change (“A Summary of Environmental & Climate Action Obstruction by the U.S. Chamber of Commerce 2021,” Change the Chamber Coalition at https://bit.ly/3FsKCWa).

In 2022, the Chamber continued to undermine climate change advocacy efforts. InfluenceMap, a think tank that monitors corporate climate lobbying, found that in 2022, 25 out of 39 policy positions the Chamber took on climate policy last year were negative.1 The Chamber has continued to oppose legislative and regulatory attempts at climate regulation, including the Inflation Reduction Act. InfluenceMap explained that “there has been no material improvement in the US Chamber’s climate change lobbying over the past 5 years, despite an evolution in the group’s high-level PR messaging around climate.”2

Other companies have taken action to address incongruences between the Chamber’s views and their own. For example, after the Chamber filed a lawsuit against the Environmental Protection Agency (EPA) for its ruling on regulating greenhouse gas emissions, Nike Inc. stepped away from its membership, stating that it “fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the Environmental Protection Agency is inconsistent with our view that climate change is an issue in need of urgent action.” (“Abandoning Ship: Nike Quits Chamber Board Over Climate Change Stance,” CBS News, September 30, 2009 at https://cbsn.ws/3snU08i.) Over 100 companies have quit the Chamber of Commerce as a result of its climate change policies (“The US Chamber of Commerce Might Not Be What You Think,” Racked, Oct. 2, 2017, at https://bit.ly/3vUcjUP).

2. Undermining access to reproductive healthcare. Home Depot has evidenced a strong commitment to gender equality through its support of a women’s employee resource group known as The Women’s Link; a “Women in Leadership” curriculum; and other actions including the provision of strong reproductive health and maternity benefits. These efforts are warranted, given that women constituted 38% of all employees (and 34% of management) of Home Depot’s 2021 U.S. workforce (“ESG Report: Doing Our Part,” at https://bit.ly/3ntQAkP).

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1 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

2 https://influencemap.org/report/The-US-Chamber-of-Commerce-and-its-Corporate-Members-on-Climate-17631

Yet based on public data, we estimate that in the 2020 to 2022 election cycles, The Home Depot and its employee PAC have made political donations totaling nearly $4.65 million to politicians and political organizations working to weaken access to abortion.

Nearly 40% of Home Depot stores (792 stores) are located in the 24 states that prohibit or restrict abortion access (“U.S. Store Count by State” at https://bit.ly/3lPPgZ4, and https://reproductiverights.org/maps/abortion-laws-by-state/). Contributing to the advancement of further restrictions, even as an unintended byproduct of political spending, is probably not an activity welcomed by most of the company’s employees, given the public’s support for the Roe v. Wade framework by a 2:1 margin, confirmed in a poll conducted just following the leaked Supreme Court draft decision to overturn Roe (“Majority of Americans say Supreme Court should uphold Roe, Post-ABC poll finds,” Washington Post, May 3, 2022, at https://wapo.st/3smS7ZI).

3. Home Depot is supporting champions of discredited 2020 election fraud conspiracy theories. Home Depot initially paused donations to the 147 members of Congress who voted against certifying the 2020 election results. Since then, it has donated at least $822,500 to members of Congress who opposed the formation of a January 6th commission or the select committee to investigate January 6th (http://bit.ly/3MzWL1l). Based on our research, none of these recipients have renounced the “stolen election” conspiracy theory.

Response to Home Depot’s Opposition Statement: Why Investors Should Vote for

Item No. 7

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized political environment, shareholders must insist upon a more responsible political spending strategy that is better aligned with the Company’s values and priorities. We believe The Home Depot’s reputation is at risk, regardless of the company’s disclaimers asserting that contributions are made keeping in mind its key priorities and core values.

The examples above vividly underscore the utility of our proposed annual review and report.

The company’s response to our proposal in the proxy simply reiterates information already found in company policies and statements, focusing on existing governance and transparency mechanisms. It states that the PAC “supports candidates on both sides of the aisle who champion pro-business, pro-retail positions that stimulate economic growth” and refers the reader to reports that offer greater detail.

One of these documents is the 2022 Corporate Responsibility Report (https://tinyurl.com/5arnec3p), which states that the PAC evaluates candidates based on their service on key committees; issue positions on legislative issues; endorsements by business, retail and values-aligned organizations; service in a current or potential leadership position; and the location of a Home Depot facility in the candidate’s district.

Yet these criteria have failed to screen out candidates and political committees whose voting records and issue positions conflict with Home Depot’s full aspirations of being an employer that respects and supports diversity, equity and inclusion; environmental responsibility; respect for democratic institutions; and the health and well-being of employees.

Further, in its Opposition Statement, Home Depot states “we were recently elevated to the First Tier of the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, which seeks to measure electoral spending transparency and accountability among the largest public corporations in the U.S.”

However, The Center for Public Accountability (the “CPA”), one of the creators of the CPA-Zicklin Index issued a statement “to clarify the purpose of the CPA-Zicklin Index. .. .in response to companies citing their Index scores as arguments in opposition to shareholder resolutions calling for lobbying disclosure or company reports on the alignment of their political spending with core values and positions” exactly as Home Depot is attempting to do here.

The CPA explains: “The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values and does not cover company lobbying spending or activities.”3 (emphasis added).

Therefore, according to the creators of the Index, Home Depot’s existing disclosures are not evidence that it has implemented the Proposal, nor proof that it has analyzed the congruence of its political spending.

The Home Depot’s current stance fails to address the harm to reputation that is being incurred right now as a result of an inadequate vetting process. We believe the requested review and report would infuse greater discipline and accountability into the vetting process.

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3 Center for Political Accountability Statement on the CPA-Zicklin Index, What It Benchmarks and Its Purpose (June 27, 2022); accessible at: https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Index-Purpose-and-Misuse-Statement-6.27.22.pdf

On several occasions, Home Depot has been a flashpoint on the subject of political giving. In the wake of the passage of Georgia’s strict abortion ban legislation in 2019, a company spokesman asserted the company’s neutrality, telling the Atlanta Journal-Constitution that abortion was “a very personal issue to the individual so we don’t see it as our place to weigh in.” Yet this claim of neutrality was and still is contradicted by the political spending data cited above (“Georgia corporate powers remain on the sidelines in ‘heartbeat’ debate,” Atlanta Journal-Constitution, June 10, 2020 at https://bit.ly/3fgmTxh). That same year, facing a boycott, the company felt it necessary to distance itself from retired founder Bernie Marcus’s political views (“Home Depot facing boycott over co- founder's Trump donation,” The Hill, July 9, 2019, at https://bit.ly/2QENCtn). This happened again in 2022 when Home Depot faced public outcry due to Mr. Marcus’s $1.75 million in donations to Herschel Walker’s Georgia Senate Campaign.4 While Mr. Marcus no longer represents the company, that distinction is often blurred in the public mind.

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment, the social welfare of their employees, and the communities in which they operate. A 2020 survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.

(“The State of Corporate Reputation in 2020: Everything Matters Now,” Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

The Conference Board’s 2021 report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity, affirms these observations:

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values....Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.

....[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.

(https://bit.ly/3vhRuRK.)

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4 https://apnews.com/article/fact-check-herschel-walker-home-depot-campaign-finance-728662963558

In 2021, then-acting SEC Allison Herren Lee Chair underscored the salience of political spending disclosure to investment decision- making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

(“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” US Security and Exchange Commission, March 15, 2021 at https://bit.ly/3vXEH6D.) At his confirmation hearings, SEC Chair Gary Gensler said that mandatory political disclosure “is something I think the Commission should consider in light of the strong investor interest” (“Gensler: SEC should consider corporate spending disclosures,” Politico, at https://politi.co/38l6pmu).

This proposal is on its fourth year on the ballot. Support grew to 42.6% in the 2022 proxy season. The Proponent offers this proposal as a “friendly amendment” to existing governance and accountability procedures. With the encouragement of even more shareholders, management and the Board of Directors may be more inclined to see it that way as well. A vote in favor will encourage management and the Board of Directors to further refine its political giving criteria such that its political spending may become better aligned with the company’s “lived” values (e.g., environmental sustainability, diversity and inclusion, access to healthcare) as well as its prioritized areas of public policy interest (e.g., pro-business, pro-retail positions that stimulate economic growth). Better alignment means fewer surprises; less risk of collateral damage to the company’s employees, other stakeholders and democratic institutions; and reduced reputation risk.

For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our proposal and urge you to vote YES on Item No. 7 on the company's proxy.

For questions, please contact Shelley Alpern at Corporate.Engagement@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER OF THIS SOLICITATION. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.